January 27, 2004

04012677

04 FEB 10 AM 7:21

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

SUPPL

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Per:
Anton (Tony) J. Drescher
Director

/cg
Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

USVO
USA VIDEO INTERACTIVE CORP

V-Chip Patent Holder Tri-Vision Ltd. Licenses MediaSentinel™ Technology from USA Video Interactive Corp.

JANUARY 27, 2004 – OLD LYME, CONNNECTICUT – USA Video Interactive Corp. (OTCBB: USVO; TSX: US; BSE/Frankfurt: USF; **http://www.usvo.com**) today announced that it has entered into an agreement with Tri-Vision Ltd. (TSX: TVL) to market and distribute MediaSentinel™ watermarking technology.

USA Video Interactive Corp. (USVO) is pleased to announce that it has entered into a marketing agreement with Tri-Vision Limited, which will market USVO MediaSentinel™ technology.

USVO's technology, called MediaSentinel,™ is a patent-pending core content protection technology for video watermarking. Video watermarking is a method of embedding information into video content that helps identify it so that instances of piracy can be traced after the fact. Watermarks may consist of information about ownership of the video, a date of transmission over the Internet, the unique IP address of the recipient, or a combination of such information.

Because MediaSentinel watermarks are invisible to the human eye, the integrity and quality of video content is maintained. MediaSentinel™ watermarks are extremely robust and highly resistant to a wide variety of image processing attacks that pirates might use in an attempt to remove the watermark.

"MediaSentinel™ is a perfect fit with our late stage v-chip licensing program from a marketing standpoint," said Tri-Vision President Toshinori Ikebe. *"The robustness of MediaSentinel™ is exactly the solution to satisfy content providers without interfering with the customer's enjoyment of high quality digital TV," he added.*

Watermarking is also seen by many as being a logical follow-up to the Broadcast Flag, recently mandated by United States Federal Communications Commission. While the Broadcast Flag asserts usage rules over broadcast content such as TV at the time of broadcast, the watermarking of video content complements content protection methods for live or stored video content, such as encryption, conditional-access and digital rights management systems; particularly if a pirate has devised a way to bypass those protections.

USVO President Edwin Molina said *"Having a company of the caliber of Tri-Vision as an early MediaSentinel™ partner is a truly exciting validation for us. The combination of these fundamental technologies -- the V-Chip for viewer control and MediaSentinel to deter piracy -- constitutes a major breakthrough for consumers and content owners concerned with the safe and legal use of video content."*

Inquiries regarding this solution may be addressed to USA Video Interactive Corp.

About Tri-Vision:
Consumer electronics manufacturers have recognized the substantial value of the Tri-Vision V-chip Patents and the technology described in them. To date 17 licenses have been granted to major electronics manufacturers. Tri-Vision also markets Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV systems and cable TV equipment worldwide. Tri-Vision is receiving increased interest from Hotels and Cable TV Operators worldwide in the Company's competitively priced, state-of-the-art systems, which can be customized to meet specific needs.

Tri-Vision International Ltd./Ltée is a public company founded in 1986. The Company trades on Canada's Toronto Stock Exchange under the symbol TVL. The public company, which licenses patented v-chip technology worldwide, has two wholly owned subsidiaries: Tri-Vision Electronics Inc. and Tri-Vision Technologies International Inc.

For further information, visit the Company's website at www.tri-vision.ca

About USA Video Interactive Corp.
USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The Company developed its StreamHQ™ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact Edwin Molina (860) 434 - 5535; info@usvo.com

Japan Gives Final Approval for USVO's Store-and-Forward Video Patent

Japan is 8th Country to Recognize Pioneering Digital Video Patent

Old Lyme, Connecticut, January 28, 2004 -- USA Video Interactive Corp. (OTCBB: **USVO**; TSX: **US**; BSE/Frankfurt: **USF;** http://www.usvo.com/) has received notice from the Japan Patent Office (JPO) that the Company's wholly owned subsidiary, USA Video Inc.'s Patent Application (Application No. HEI 4-77151), covering its store-and-forward video technology, has received final approval. The Japanese Patent Office will be registering and issuing its final patent notification and patent number in due course. The patent is virtually identical to U.S. patent, #5,130,792, issued July 14, 1992 by the US Patent and Trademark Office. This U.S. patent is considered a pioneering patent in the field of video-on-demand and Internet video, and has been cited by at least 165 other patents. In addition to this patent approval, USVO holds similar patents in the US, Canada, Germany, England, France, Spain, and Italy.

USVO's subsidiary, USA Video Technology Corporation has filed a lawsuit in the US District Court of Delaware against Movielink LLC. Warner Brothers, Paramount Pictures Corporation, Metro Goldwyn Mayer, Universal Studios and Sony Pictures Entertainment are members of the limited liability company that owns and operates Movielink LLC and the www.movielink.com web site. The Company alleges that Movielink has infringed and continues to infringe on the Company's patented video delivery technology. USVO and its subsidiary has retained the international intellectual property law firm of Steptoe & Johnson to represent its interests in this legal action.

"The approval of this patent is not only a validation of our intellectual property from a very important governmental agency;" said Edwin Molina, President and CEO of the company, "it also increases USA Video Interactive's ability to market its technology in major markets worldwide."

About USA Video Interactive Corp.

USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The Company developed its StreamHQ™ architecture to provide a wide range of business customers with value-added media delivery services. In addition, the Company has developed and recently released MediaSentinel(TM), its proprietary patent pending core digital rights management technology. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact Edwin Molina (860) 434 - 5535; info@usvo.com